Mobile-health Network Solutions

VIA EDGAR

March 28, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Marion Graham

Re:	Mobile-health Network Solutions
Registration Statement on Form F-1
Filed March 21, 2025, as amended
File No. 333-286026

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mobile-health Network Solutions hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on March 31, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Director

/s/ Teoh Pui Pui
Teoh Pui Pui
Co-Chief Executive Officer/Chief Operating Officer/Chairwoman of the Board/Director

cc:	Loeb & Loeb LLP